UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One) |_| FORM 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
            |_| Form N-SAR

                         For Period Ended March 31, 2008

            |_| Transition Report on Form 10-K
            |_| Transition Report on Form 20-F
            |_| Transition Report on Form 11-K
            |_| Transition Report on Form 10-Q
            |_| Transition Report on Form N-SAR
            For the Transition Period Ended:  _________________________________

READ ATTACHED INSTRUCTIONS BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

            Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I  -  REGISTRANT INFORMATION:

FERIS INTERNATIONAL, INC.
Full Name of Registrant

8439 Sunset Boulevard, 2nd Floor
Address of principal executive offices:

West Hollywood, California 90069
City, State and Zip Code

PART II  - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(b) has been attached if applicable.




PART III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

The Company requires additional time to complete its financial statements in view of the recent reverse merger.

PART IV  - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


   Paul Feller                    (800)               594 7734
     (Name)                    (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?

     |X| Yes           |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

The results of operations will reflect the operations of Pro Sports & Entertainment, Inc., the private company acquired by the Company.




                                FERIS INTERNATIONAL, INC.
     ----------------------------------------------------------------------
                   Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2008                 By  /s/ PAUL FELLER
                                       -------------------------------------
                                       Paul Feller, Chief Executive Officer
                                       and Chairman